Exhibit 4(d)(3)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

FACILITY CARE OR HOME CARE OR COMMUNITY BASED SERVICES WAIVER RIDER

This is your facility care or home care or community based services waiver rider. It is attached to an individual deferred variable annuity contract. It is a legally binding agreement between you and us. It waives any negative market value adjustment that may otherwise apply to a surrender of the annuity contract if you meet the conditions set out in this rider. There is no separate charge for this rider. PLEASE READ THIS RIDER WITH CARE.

As you read through this rider, please note that the words “you” and “your” refer to the owner of the annuity contract, including a joint owner, if any. The words “we”, “us”, “our”, and “Company” refer to MassMutual Ascend Life Insurance Company. The word “Rider” refers to this rider. The word “Contract” refers to the annuity contract identified below. Other capitalized words are defined by a specific provision of this Rider, or by the Contract.

RIDER SPECIFICATIONS

Contract Number:	[0000000000]

Insured{s}:	[JOHN DOE]
[JANE DOE]

Benefit Eligibility Date:	[April 1, 2022]

This Rider is part of your Contract. It is not a separate contract. It changes your Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.

Signed for us at our office as of the Contract Effective Date.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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WAIVER

This Rider does not provide a waiver of adjustments until after the Benefit Eligibility Date.

UponWritten Notice of Claim and Written Proof of Occurrence, we will waive any negative Market Value Adjustment that may otherwise apply to a surrender of the Contract on or after the Benefit Eligibility Date if at the time of such surrender or within the immediately preceding 90 days an Insured is confined in a Facility or is receiving, as prescribed by a Physician, Registered Nurse, or Licensed Social Worker, Home Care or Community Based Services located in the United States or one of its territories, and that confinement or receipt of Home Care or Community Based Services meets all of the following conditions;

1)	the confinement in a Facility, the receipt of Home Care or community Based Services, or any combination thereof has continued for such a period of at least ninety (90) consecutive days, and

2)	the first day of such ninety (90) day period was after the Contract Effective Date.

To measure the minimum period of confinement, any days of confinement before the Benefit Eligibility Date are disregarded. Once the minimum period of confinement has been satisfied, any gap in confinement that is shorter than 30 days will be disregarded.

If we deny your request, we will provide you with written notice of our decision and give you an opportunity to provide additional proof, or to decide to proceed with the surrender subject to any negative Market Value Adjustment that may apply.

This waiver does not apply to a withdrawal of an amount less than the Contract’s full Surrender Value.

DEFINITIONS

Insured

An individual whose confinement in a Facility or whose receipt of Home Care or Community Based Services is used to qualify for benefits under this Rider. Each natural person (other than a trustee, custodian, or plan sponsor) who is an Owner or joint owner of the Contract is an Insured. If the Contract is owned by a trust, custodian, or a plan sponsor, or by a corporation, partnership, limited liability company or other entity, then each Annuitant is an Insured. Each Insured on the Contract Effective Date is set out on the first page of this Rider.

Market Value Adjustment

An adjustment to Contract values that may apply upon a withdrawal or surrender that is based on a comparison between interest rates at the beginning of a term and interest rates at the time of the withdrawal or surrender. A negative Market Value Adjustment is one that would reduce the Contract values.

Facility

A Skilled Nursing Facility, as defined in the Medicare program; a convalescent nursing home, as defined in the Medicare program; an extended care facility, as defined in the Medicare program; a residential care facility, as defined in the California Health and Safety Code; or a residential care facility for the elderly, as defined in the California Health and Safety Code.

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Home Care or Community-Based Services

Home health care, adult day care, personal care, homemaker services, hospice services and respite care as each is defined below.

1)

“Home health care” is skilled nursing or other professional services in the residence, including, but not limited to, part-time and intermittent skilled nursing services, home health aid services, physical therapy, occupational therapy, or speech therapy and audiology services, and medical social services by a social worker.

2)

“Adult day care” is medical or nonmedical care on a less than twenty-four (24)-hour basis, provided in a licensed facility outside the residence, for persons in need of personal services, supervision, protection, or assistance in sustaining daily needs, including eating, bathing, dressing, ambulating, transferring, toileting, and taking medications.

3)

“Personal care” is assistance with the activities of daily living, including the instrumental activities of daily living, provided by a skilled or unskilled person under a plan of care developed by a physician or a multidisciplinary team under medical direction. “Instrumental activities of daily living” include using the telephone, managing medications, moving about outside, shopping for essentials, preparing meals, laundry, and light housekeeping.

4)

“Homemaker services” is assistance with activities necessary to or consistent with the insured’s ability to remain in his or her residence, that is provided by a skilled or unskilled person under a plan of care developed by a physician or a multidisciplinary team under medical direction.

5)

“Hospice services” are outpatient services not paid by Medicare, that are designed to provide palliative care, alleviate the physical, emotional, social, and spiritual discomforts of an individual who is experiencing the last phases of life due to the existence of a terminal disease, and to provide supportive care to the primary care giver and the family. Care may be provided by a skilled or unskilled person under a plan of care developed by a physician or a multidisciplinary team under medical direction.

6)	“Respite care” is short-term care provided in an institution, in the home, or in a community-based program, that is designed to relieve a primary care giver in the home.

Service providers outside the State of California shall be defined as comparable in licensure and staffing requirements to providers in the State of California.

Physician

A person who is licensed in the United States as a medical doctor (M.D.) or a doctor of osteopathy (D.O.) and who is practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner, an Insured, a Family Member of an Owner, joint owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

Registered Nurse

A person who is licensed in the United States as a nurse and who is practicing within the scope of his or her license. The term “Registered Nurse” does not include an Owner or joint owner; an Insured; a Family Member of an Owner, joint owner, or Insured; or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

Licensed Social Worker

A person who is licensed in the United States as a social worker and who is practicing within the scope of his or her license. The term “Licensed Social Worker” does not include an Owner or joint owner; an Insured; a Family Member of an Owner, joint owner, or Insured; or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

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Family Member

A spouse, child, parent, grandparent, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

Written Notice of Claim

You must provide us with a written notice of a claim for a waiver under this Rider:

1)	within twenty (20) days of the occurrence covered by this Rider or as soon thereafter as is reasonably possible; and

2)	before the date of the surrender with respect to which a waiver under this Rider is claimed.

The written notice must include information sufficient to identify the Owner and the Insured.

Claim Forms

Upon receipt of written notice of a claim for a waiver under this Rider, we will furnish to you a form or forms for filing a proof of occurrence. If we do not furnish such form or forms within fifteen (15) days of receipt of the written notice of claim, you will be deemed to have complied with the requirements as to proof of occurrence upon submitting, within the time period set out in the Written Proof of Occurrence provision below, written proof covering the character and the extent of the occurrence covered by this Rider.

Written Proof of Occurrence

You must provide us with written proof of occurrence of the conditions set out in the “Waiver” provision above. You must provide us with such written proof of occurrence:

1)	within ninety (90) days after the date of the occurrence; and

2)	before the date of the surrender with respect to which a waiver under this Rider is claimed.

Failure to furnish written proof of occurrence shall not invalidate the claim for a waiver under this Rider if it was not reasonably possible to give written proof of occurrence within ninety (90) days after the date of the occurrence, provided written proof of occurrence is furnished as soon as reasonably possible and, except in the absence of legal capacity, no later than one (1) year from the time such proof is otherwise required.

Physical Examination

At our own expense, we shall have the right and opportunity to examine the person of the Insured when and as often as we may reasonably require during the pendency of any claim for a waiver under this Rider.

Exclusions

This waiver shall not apply to confinement in a Facility or receipt of Home Care or Community-Based Services that was:

1)	caused or substantially contributed to by any attempt at suicide or intentionally self-inflicted injury, while sane or insane;

2)	caused or substantially contributed to by war or an act of war;

3)	caused or substantially contributed to by active participation in a riot, insurrection, or terrorist activity;

4)	caused or substantially contributed to by committing or attempting to commit a felony;

5)

caused or substantially contributed to by voluntary intake of either: (A) any drug, unless prescribed or administered by a Physician and taken in accordance with the Physician’s instructions; or (B) poison, gas, or fumes, unless they are the direct result of an occupational accident;

6)	in consequence of the Insured being intoxicated, as defined by the jurisdiction where the Insured is confined to a Facility or receiving Home Care or Community-Based Services; or

7)	caused or substantially contributed to by engaging in an illegal occupation.

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TERMINATION

This Rider will terminate and have no value when one of the following occurs:

1)	you transfer an interest in the Contract and the transfer adds a new Insured.

2)	when no further Market Value Adjustments can ever apply under the Contract;

3)	you surrender or annuitize the Contract; or

4)	a death that would give rise to a death benefit under the Contract, unless a spouse of the Insured becomes the successor owner of the Contract.

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